Exhibit 99.1

Claude Resources Inc. Announces Voting Results from Annual Shareholders Meeting

Trading Symbols: TSX: CRJ; OTCQB: CLGRF

SASKATOON, May 11, 2015 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") is pleased to report that all of the nominees listed in its notice of meeting and information circular dated March 26, 2015 were elected as directors of Claude at its Annual Shareholders Meeting, held on May 7, 2015 in Saskatoon, Saskatchewan Canada.

The detailed results of the vote are as follows:

Nominee	Votes For		Votes Withheld
	Number	%	Number	%
Brian R. Booth	35,855,933	90.33	3,839,921	9.67
Rita M. Mirwald	37,535,925	94.56	2,159,929	5.44
Patrick G. Downey	38,977,033	98.19	717,821	1.81
Arnold Klassen	39,030,019	98.32	665,835	1.68
Brian Skanderbeg	35,108,988	88.44	4,586,866	11.56

Further details of the voting results are available at www.sedar.com.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

SOURCE Claude Resources Inc.

%CIK: 0001173924

For further information: Marc Lepage, Manager, Investor Relations, Phone: (306) 668-7505 Email: ir@clauderesources.com, Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 17:00e 11-MAY-15